March 18, 2005


via facsimile and U.S. mail

Mr. Michael Cytrynbaum
President
Central Minera Corp.
P.O. Box 93038, Caulfeild Village R.P.O.
West Vancouver, British Columbia, Canada V7W3G4



	Re:	Central Minera Corp.
		Form 20-F, Filed December 22, 2004
		File No. 000-24570

Dear Mr. Cytrynbaum:

      We have reviewed the above filing and have the following comments. Our review has been limited to the areas commented on below.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

20-F for the year ended June 30, 2004

Auditors` Report

1. We note that your Auditor`s Report is signed by Pannell Kerr Forster (PKF) from Vancouver, Canada. We understand that PKF is the same firm as Smythe Ratcliffe, who is registered with the Public Company Accounting Oversight Board (PCAOB). We are aware that PKF can sign their audit reports under either name since both names are listed on the PCAOB`s registration application. Since this is not clear to the reader of your financial statements, please request that your auditor sign the audit report of your next audited financial statements as PKF Vancouver and indicate below this that they are registered with the PCAOB as Smythe Ratcliffe. Refer to the guidance on our website
www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P349_5
177
0, under Section 5:A. This guidance states, in part, that "Foreign audit firms required to register with the PCAOB ... should sign audit reports filed with the Commission using that name. The staff believes that transparent disclosure of a firm`s identity and registration status would benefit investors. The staff encourages firms to make both of these items clear on the face of the audit report. If the firm`s legal name does not include the international name, the report also should indicate the international affiliation."

Financial Statements

2. Due to the nature of your business, we believe your should revise your future financial statements to refer to yourself as a Pre-Exploration stage company instead of a Development stage company. Confirm to us that you will comply with this comment in future filings.

Controls and Procedures, page 24

3. In your future Form 20-F filings, please indicate, as required by
Item 15(d) of Form 20-F, whether you had any change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-
15 that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We note that your certifying officer has certified that you have disclosed this information under paragraph 4(c) of the Section 302 certification. Confirm to us that you will comply with this comment in your future filings.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Jennifer Goeken at (202) 824-5287 or Jill Davis, Accounting Branch Chief at (202) 942-1996 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1870 with any other questions. Direct all correspondence to the following ZIP code:
20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


??

??

??

??

Central Minera Corp.
March 18, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE